# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HAGERTY, INC., CIK 0001840776
CUSIP: 405166109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 121 Drivers Edge, Traverse City, Michigan (MI), 49684
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0000315032
Persons authorized to receive notices and communications: Matthew D. Melick, One State Farm Plaza, Bloomington, Illinois (IL), 61710, (309) 766-1311

## Reporting persons
- State Farm Mutual Automobile Insurance Company (CIK 0000315032): type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 56,040,881; shared voting power 0; sole dispositive power 56,040,881; shared dispositive power 0; aggregate amount beneficially owned 56,040,881 (53.5% of the class)
  Comment: (1) The numbers reported in rows 7, 9, and 11 above include 4,240,881 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon conversion of 5,302,226 shares of Series A Preferred Stock (as defined in Item 4) that are held directly by the Reporting Person, at the current conversion rate.
  
  (2) The percentage reported in row 13 above is based on the sum of (i) 100,511,893 shares of Class A Common Stock outstanding as of October 24, 2025 pursuant to the Issuer's Form 10-Q for the quarterly period ended September 30, 2025, and (ii) 4,240,881 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by the Reporting Person which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer's Series A Preferred Stock or Class V Common Stock held by other parties. Notwithstanding the percentage reported in the Original 13D, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.2% of the voting power of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: HAGERTY, INC.
Address of issuer's principal executive offices: 121 Drivers Edge, Traverse City, Michigan (MI), 49684
Comment:
Explanatory Note: This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D filed by State Farm Mutual Automobile Insurance Company ("State Farm" or "Reporting Person") on December 10, 2021 (the "Original 13D"), as amended by the Schedule 13D Amendment No. 1 filed by State Farm on February 10, 2023, the Schedule 13D Amendment No. 2 filed by State Farm on March 1, 2023, the Schedule 13D Amendment No. 3 filed by State Farm on June 23, 2023, the Schedule 13D Amendment No. 4 filed by State Farm on June 5, 2024, and the Schedule 13D Amendment No. 5 filed by State Farm on July 10, 2024 (collectively, the "Amended Schedule 13D") related to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock" and, together with the Class V common stock, par value $0.0001 per share (the "Class V Common Stock"), the "Common Stock"), of Hagerty, Inc., a Delaware corporation (the "Issuer" or "Company").

This Amendment No. 6 is being filed to update the Reporting Person's beneficial ownership percentage which changed solely as a result of an increase in the number of shares of Class A Common Stock outstanding as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Amended Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The directors and executive officers of State Farm are set forth on Schedule A. During the last five years, neither State Farm nor, to the knowledge of State Farm, any of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

State Farm beneficially owns 56,040,881 shares of Class A Common Stock, inclusive of 4,240,881 shares of Class A Common Stock that State Farm has the right to acquire within 60 days upon conversion of 5,302,226 shares of Series A Preferred Stock that are held directly by State Farm, at the current Conversion Rate. This represents, on an as if exercised basis, approximately 53.5% of the shares of Class A Common Stock outstanding. The percentage is calculated based on the sum of (i) 100,511,893 shares of Class A Common Stock outstanding as of October 24, 2025 pursuant to the Issuer's Form 10-Q for the quarterly period ended September 30, 2025 and (ii) 4,240,881 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by State Farm which have been added to the total Class A Common Stock shares outstanding for purposes of calculating State Farm's beneficial ownership percentage in accordance with Rule 13d-3(d)(l)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Issuer's Series A Preferred Stock or Class V Common Stock held by other parties. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.2% of the voting power of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote: 56,040,881 Sole power to dispose: 56,040,881
Transactions in the class effected during the past sixty days: State Farm has not transacted in the Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: NIA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NIA

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11 - Issuer's Form 10-Q, Quarterly Report filed on November 4, 2025, which is incorporated herein by reference.

## Signatures
- State Farm Mutual Automobile Insurance Company: /s/ Mark Schwamberger, Senior Vice President, Treasurer and Chief Financial Officer (11/06/2025)